SHARE PURCHASE AGREEMENT

This Share Purchase Agreement is dated for reference July 31, 2024.

AMONG:

NAMIBIA MINERALS AND INVESTMENT HOLDINGS (PROPRIETARY) LIMITED, a corporation under the laws of Namibia and having an office at ERF 4236 No. 1 Pasteurof, Pasteur Street, Windhoek West, Windhoek, Namibia

(the "Company")

AND:

OG ACQUISITION 2 CORP., a corporation under the laws of British Columbia, having an office at Suite 600 - 777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4

("OG")

AND:

ENGO VALLEY PTY LTD (ACN 674 874 778)., a corporation under the laws of Australia, having an office at address 1/50 Ercildoune Street, Caulfield North, 3161, Victoria Australia

("Engo")

AND:

NACHAL G PTY LTD (ACN 660 435 736)., a corporation under the laws of Australia, having an office at address 1/50 Ercildoune Street, Caulfield North, 3161, Victoria Australia

(the "Seller")

AND:

YEHOSHUA GESTETNER, an individual, having an address 1/50 Ercildoune Street, Caulfield North, 3161, Victoria Australia, AARON MECKLER, an individual having an address 7963 Villa Nova Drive, Boca Raton, FL, 33433, JOSES MALAKIA AMAKUTUWA, an individual, having an address ERF 4236, No.1 Pasteurhof, Pasteur Street, Windhoek West, Namibia, DENIS HAYES an individual having an address 2775 Westside Rd #11, Kelowna BC, V1Z 3Y6, AND ANDREW PHILLIPS, an individual having an address 2775 Westside Rd #11, Kelowna BC, V1Z 3Y6

(collectively the "Beneficial Sellers")

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AND:

SNOW LAKE RESOURCES LTD., a corporation under the laws of Manitoba, having an office at 360 Main St., 30th Floor, Winnipeg, Manitoba, Canada, R3C 0V1

("Snow Lake")

AND:

SNOW LAKE (US) LTD., a corporation under the laws of Delaware, having an office at 360 Main St., 30th Floor, Winnipeg, Manitoba, Canada, R3C 0V1

(the "Buyer")

WHEREAS:

A. The Company is currently the sole legal and beneficial owner of 100% of the right, title and interest in and to the Exclusive Prospecting License 5887 (the "License"), all as more particularly described in Schedule "A" hereto (the "Engo Valley Uranium Project").

B. OG was the sole legal and beneficial owner of 100% of the issued and outstanding common shares (the "Shares") of the Company.

C. OG transferred 15% of the Shares to Joses Malakia Amakutuwa and Joses Malakia Amakutuwa is currently the sole legal and beneficial owner of 15% of the Shares.

D. OG transferred 85% of the Shares to Engo, upon Engo exercising the sole and exclusive option (the "Option") to purchase 85% of the Shares, under an option agreement dated February 12, 2024 between OG and Engo (the "Option Agreement"), and Engo is currently the sole legal and beneficial owner of 85% of the Shares.

E. The Seller is the sole legal owner of 100% of the issued fully paid ordinary shares (the "Engo Shares") of Engo.

F. The Seller holds the Engo Shares beneficially on behalf of the Beneficial Sellers.

G. The Beneficial Sellers are the sole beneficial owners of 100% of the Engo Shares.

H. The Seller and the Beneficial Sellers wish to sell, and the Buyer wishes to purchase, 100% of the Engo Shares, in two stages, upon and subject to the terms and conditions of this Agreement.

I. The Buyer will acquire an ultimate 85% indirect, undivided interest in the Engo Valley Uranium Project through the purchase of the Engo Shares.

NOW THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

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ARTICLE 1
INTERPRETATION

1.1 Definitions.  In this Agreement:

a) "Agreement" means this agreement including the Recitals and Schedules;

b) "Amending Agreement" means the amending agreement number one dated March 15, 2024 between Snow Lake, OG, Engo and the Seller, amending the Letter of Intent;

c) "Applicable Laws" means any applicable law, regulation, principle, rule or ordinance in any applicable jurisdiction or any direction, instruction, pronouncement, requirement or decision of an applicable Government Authority (including any relevant antitrust, anti-bribery and anti-money laundering laws), in each case, to the extent having the force of law;

d) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

e) "Buyer's Conditions" means the conditions set out in Section 7.1;

f) "Buyer's Warranties" means the representations and warranties set out in Section 5.2, given by the Buyer and Snow Lake to the Seller on the date of this Agreement and on both the First Stage Completion and Second Stage Completion, and Buyer's Warranty means any of them;

g) "EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system overseen by the SEC;

h) "Engo Shares" has the meaning given to it in the Recitals;

i) "Engo Valley Uranium Project" has the meaning given to it in the Recitals;

j) "Environment" means all components of the earth, including air, organic and inorganic matter and living organisms;

k) "Environmental Laws" means all Applicable Laws relating to public health and safety, management, treatment, storage, disposal or exposure to contaminants, pollution or the protection of the Environment, including civil responsibility for acts or omissions with respect to the Environment;

l) "Escrow Agreement" means an escrow agreement in the form attached as Schedule B;

m) "Escrow Argent" means the escrow agent appointed under the Escrow Agreement;

n) "Escrow Deposit" has the meaning given to that term in Section 8.7 (b);

o) "First Installment" has the meaning given to that term in Section 2.1 (b)(i);

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p) "First Stage Cash Consideration" has the meaning given to that term in Section 2.1 (a);

q) "First Stage Completion" means completion of the sale and purchase of the First Stage Engo Shares;

r) "First Stage Completion Date" means the date on which First Stage Completion actually occurs, which will be August 15, 2024, or such other date as may be agreed in writing between the Parties;

s) "First Stage Engo Shares" means 80% of the Engo Shares, being 80 fully paid ordinary shares of Engo;

t) "First Stage Expenditures" has the meaning given to that term in Section 2.1 (c);

u) "First Stage Interest" means a 68% indirect, undivided interest in the Engo Valley Uranium Project;

v) "First Stage Purchase Price" has the meaning given to that term in Section 2.1;

w) "First Stage Share Consideration" has the meaning given to that term in Section 2.1 (b);

x) "Government Authority" means any federal or provincial governmental bodies, authorities, courts of judicial authority, and public and industry regulatory authorities, or any person or body exercising executive, legislative, judicial, regulatory, taxing or administrative functions on behalf of any of them and includes all relevant central banks, securities commissions, stock exchange authorities, foreign exchange authorities, foreign investment authorities, competition and anti-trust authorities, financial and banking regulatory authorities, and similar entities or authorities;

y) "Letter of Intent" means the letter of intent dated February 20, 2024, between Snow Lake and OG, as amended by the Amending Agreement;

z) "License" has the meaning given to it in the Recitals;

aa) "Milestone Consideration" has the meaning given to that term in Section 4.1;

bb) "Milestone Payment No. 1" has the meaning given to that term in Section 4.1 (a);

cc) "Milestone Payment No. 2" has the meaning given to that term in Section 4.1 (b);

dd) "Option" has the meaning given to it in the Recitals;

ee) "Option Agreement" has the meaning given to it in the Recitals";

ff) "Party" means the Company, OG, Engo, the Seller, the Beneficial Sellers, Snow Lake or the Buyer, or any one or more of them, as the context requires;

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gg) "SEC" means the Securities and Exchange Commission of the United States;

hh) "Second Installment" has the meaning given to that term in Section 2.1 (b) (ii);

ii) "Second Stage Completion" means completion of the sale and purchase of the Second Stage Engo Shares;

jj) "Second Stage Completion Date" means the date on which Second Stage Completion actually occurs, which will be the date upon which the Second Stage Expenditures are incurred, or such other date as may be agreed in writing between the Parties;

kk) "Second Stage Engo Shares" means 20% of the Engo Shares, being 20 fully paid ordinary shares of Engo;

ll) "Second Stage Expenditures" has the meaning given to that term in Section 3.1;

mm) "Second Stage Interest" means an additional 17% indirect, undivided interest in the Engo Valley Uranium Project, which when added to the First Stage Interest, will represent an aggregate 85% indirect, undivided interest in the Engo Valley Uranium Project;

nn) "Second Stage Purchase Price" has the meaning given to that term in Section 3.1;

oo) "Seller's Conditions" means the conditions set out in Section 7.2;

pp) "Seller's Warranties" means the representations and warranties set out in Section 5.1, given by the Seller, the Beneficial Sellers, OG, Engo and the Company to the Buyer and Snow Lake on the date of this Agreement and on both the First Stage Completion and Second Stage Completion, and Seller's Warranty means any of them;

qq) "Shares" has the meaning given to it in the Recitals;

rr) "SK-1300" means Subpart 1300 of Regulation S-K to the Securities Act of 1933; and

ss) "SK-1300 Report" has the meaning given to that term in Section 4.1 (a).

1.2 Interpretation.  In this Agreement:

a) Currency.  Unless otherwise specified, all references to money amounts are to lawful currency of the United States;

b) Governing Law.  This Agreement is a contract made under and will be governed by and construed in accordance with the laws of Ontario, Canada;

c) Headings.  Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement;

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d) Including.  Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation";

e) Number and Gender.  Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders;

f) Severability.  If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances; and

g) Time.  Time is of the essence in the performance of the Parties' respective obligations.

ARTICLE 2
PURCHASE AND SALE - FIRST STAGE INTEREST

2.1 Purchase and Sale of First Stage Interest.  Subject to the terms and conditions of this Agreement, on the First Stage Completion Date, the Seller and the Beneficial Sellers will sell, assign and transfer to the Buyer, and the Buyer will purchase from the Seller and the Beneficial Sellers, all right, title and interest, legal and beneficial, in and to the First Stage Engo Shares in consideration of:

a) First Stage Cash Consideration:  Snow Lake paying to OG the aggregate amount of USD$250,000 (the "First Stage Cash Consideration") by wire transfer, which amount represents the amount paid by Snow Lake to OG in accordance with Section 3(a) of the Letter of Intent, and which amount was paid by Snow Lake to OG upon execution of the Letter of Intent;

b) First Stage Share Consideration:  Snow Lake allotting and issuing an aggregate of 2,024,496 fully paid and non-assessable common shares of Snow Lake (the "First Stage Share Consideration"), to the Seller and the Beneficial Sellers, in two installments, as follows:

i) First Installment:

a. 379,593 common shares to Aaron Meckler;

b. 303,674 common shares to Joses Malakia Amakutuwa;

c. 151,837 common shares to Yehoshua Gestetner;

d. 126,531 common shares to Denis Hayes; and

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e. 50,612 common shares to Andrew Phillips; and

(collectively, the "First Installment")

ii) Second Installment:

a. 379,593 common shares to Aaron Meckler;

b. 303,675 common shares to Joses Malakia Amakutuwa;

c. 151,837 common shares to Yehoshua Gestetner;

d. 126,531 common shares to Denis Hayes; and

e. 50,613 common shares to Andrew Phillips; and

(collectively, the "Second Installment")

c) First Stage Expenditure Commitment:  Snow Lake and/or the Buyer incurring exploration expenditures of a minimum of USD$200,000 (the "First Stage Expenditures") on the Engo Valley Lithium Project on or before July 31, 2024, (the First Stage Cash Consideration, First Stage Share Consideration and First Stage Expenditures are collectively referred to as the "First Stage Purchase Price").

2.2 Carry Over of Expenditures.  Any exploration expenditures incurred by Snow Lake and/or the Buyer in excess of the First Stage Expenditures will be credited or carried forward against, and otherwise contribute to, the Second Stage Expenditures.

2.3 Timing of Issuance of First Stage Share Consideration.  The First Stage Share Consideration will be issued as follows:

a) the First Installment will be issued on the First Stage Completion Date; and

b) the Second Installment will be issued in accordance with Section 8.7.

2.4 Pre-emptive or other rights. The Seller and the Beneficial Sellers waive all rights of pre-emption or other rights over any of the First Stage Engo Shares conferred either by the constating documents of Engo or by any other agreement whatsoever relating to the Engo Shares.

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ARTICLE 3
PURCHASE AND SALE - SECOND STAGE INTEREST

3.1 Purchase and Sale of Second Stage Interest.  Subject to the terms and conditions of this Agreement, on the Second Stage Completion Date, the Seller and the Beneficial Sellers will sell, assign and transfer to the Buyer, and the Buyer will purchase from the Seller and the Beneficial Sellers, all right, title and interest, legal and beneficial, in and to the Second Stage Engo Shares in consideration of Snow Lake and/or the Buyer incurring exploration expenditures of a minimum of USD$800,000 (the "Second Stage Expenditures") on the Engo Valley Lithium Project on or before the date that is 12 months from the date the First Stage Completion occurs.

(the Second Stage Expenditures are referred to as the "Second Stage Purchase Price").

3.2 Pre-emptive or other rights. The Seller and the Beneficial Sellers waive all rights of pre-emption or other rights over any of the Second Stage Engo Shares conferred either by the constating documents of Engo or by any other agreement whatsoever relating to the Engo Shares.

3.3 Period between First Stage Completion and Second Stage Completion. On and from the First Stage Completion until the Second Stage Completion occurs, for the purposes of satisfying the Second Stage Expenditures:

a) the Buyer has the sole right to determine the nature and content of all activities and operations on the License and all work programs and budgets in respect of the License, at its absolute discretion;

b) the Buyer will have full discretion about the methods and timing to carry out work programs on the Licence and when to incur exploration expenditure;

c) the Buyer will be responsible for the administration of the Company and the License; and

d) the Buyer is granted unfettered access to the Licence and rights of entry to commence exploration on the Licence as the Buyer determines.

ARTICLE 4
MILESTONE CONSIDERATION

4.1 Milestone Consideration.  Once the Buyer has acquired both the First Stage Interest and the Second Stage Interest, and subject to satisfaction of the conditions set forth in Sections 4.1 (a) and (b) below, Snow Lake will make the following milestone payments (the "Milestone Consideration") to the Seller, by allotting and issuing fully paid and non-assessable common shares of Snow Lake to the Seller, or as directed by the Seller, as follows:

a) Milestone Payment No. 1.  An aggregate of 1,030,927 common shares of Snow Lake ("Milestone Payment No. 1"), if and only if an SK-1300 Report delivered to Snow Lake on or before July 31, 2027, determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds of uranium oxide with a minimum average grade of 250 ppm U3O8 per tonne; and

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b) Milestone Payment No. 2.  An aggregate of 1,030,927 common shares of Snow Lake ("Milestone Payment No. 2"), if and only if an SK-1300 Report delivered to Snow Lake on or before July 31, 2029, determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds of uranium oxide with a minimum average grade of 250 ppm U3O8 per tonne.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Seller et al.  The Seller, the Beneficial Sellers, OG, Engo and the Company jointly and severally represent and warrant to the Buyer and Snow Lake that, as of the date of this Agreement and as of each of the First Stage Completion Date and the Second Stage Completion Date:

The Seller and the Beneficial Sellers

a) Incorporation.  The Seller is duly incorporated and validly existing under the laws of Australia;

b) Authorization.  The Seller and each of the Beneficial Sellers have the legal capacity, power and authority to execute and deliver and to perform their respective obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Seller, without breach, or causing the breach, of any Applicable Laws or regulations;

c) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of any of the Seller's constating documents, by-laws, or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

d) Legal Ownership of the Engo Shares.  The Seller is the sole legal owner of the Engo Shares, free and clear of any liens, charges or encumbrances;

e) Beneficial Ownership of the Engo Shares.  The Beneficial Sellers are the sole beneficial owners of the Engo Shares, free and clear of any liens, charges or encumbrances;

f) Right to Sell the Engo Shares.  The Seller and each of the Beneficial Sellers has the full right, power and capacity to sell, assign and transfer their respective ownership in the Engo Shares to the Buyer, without the consent of any person and free of any pre-emptive rights or rights of first refusal;

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g) Enforceability.  This Agreement constitutes legal, valid and binding obligations of the Seller and each of the Beneficial Sellers, enforceable against it in accordance with its terms;

h) No legal impediment: The execution, delivery and performance by the Seller and the Beneficial Sellers of this Agreement complies with:

i. each law, regulation, authorisation, ruling, judgement, order or decree of any government authority or regulatory body; and

ii. any security interest or document,

which is respectively binding on the Seller and the Beneficial Sellers;

i) No insolvency event: No event of insolvency has occurred in relation to the Seller or any of the Beneficial Sellers nor is there any act which has occurred, or any omission made, which may result in an event of insolvency occurring in relation to the Seller or any of the Beneficial Sellers;

j) No act of bankruptcy: None of the Seller or the Beneficial Sellers has committed an act of bankruptcy or attempted to make any composition or arrangement with its creditors or taken advantage of any legislation for the time being in force for insolvent debtors;

k) Litigation: There is no dispute, litigation or proceeding current, pending or threatened against the Seller or any of the Beneficial Sellers which may defeat, impair, detrimentally affect or reduce the right, title and interest of Engo in the Shares or which may defeat, impair, detrimentally affect or reduce the right, title and interest of the Seller or any of the Beneficial Sellers in the Engo Shares;

l) Consistency: The execution, delivery and performance of this Agreement by the Seller and the Beneficial Sellers does not conflict with or result in a breach of any obligation (including, without limitation, any statutory, contractual or fiduciary obligation) or constitute or result in any default under any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which the Seller or any of the Beneficial Sellers is a party to or is subject to or by which it is bound;

m) Tax investigations: None of the Seller and the Beneficial Sellers are the subject of any investigation or audit by any tax office of any country or state nor is any such investigation or audit pending or threatened, which may defeat, impair, detrimentally affect or reduce the right, title and interest of Engo in the Shares or which may defeat, impair, detrimentally affect or reduce the right, title and interest of the Seller or any of the Beneficial Sellers in the Engo Shares; and

n) No Trust: The Seller and each of the Beneficial Sellers enters into and performs this Agreement on its own account and not as trustee for or nominee of any other person, other than that the Seller holds the Engo Shares beneficially for the Beneficial Sellers;

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OG

o) Incorporation.  OG is duly incorporated and validly existing under the laws of British Columbia;

p) Authorization.  OG has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of OG;

q) Enforceability.  This Agreement constitutes legal, valid and binding obligations of OG, enforceable against it in accordance with its terms;

r) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of any of OG's constating documents, by-laws, or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

s) Option Agreement.  The Option has been exercised by Engo, all conditions under the Option Agreement have been satisfied, and OG has transferred 85% of the Shares to Engo, and Engo is currently the sole legal and beneficial owner of 85% of the Shares;

t) Sale to Nambian Local.  In accordance with clause 7(a) of the Letter of Intent, OG has transferred 15% of the Shares to Joses Malakia Amakutuwa, and Joses Malakia Amakutuwa is currently the sole legal and beneficial owner of 15% of the Shares; and

u) No interest in the Company or the License.  OG has no legal or beneficial interest in the Company and/or in the License and has no claim or right of action of any kind in respect of the Company and/or the License;

Engo

v) Incorporation.  Engo is duly incorporated and validly existing under the laws of Australia;

w) Authorization.  Engo has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Engo, without breach, or causing the breach, of any Applicable Laws or regulations;

x) Title. The Seller and the Beneficial Sellers are the legal and beneficial owners of 100% of the Engo Shares on issue in Engo, which are free of all encumbrances and any other third party interests or rights and comprise the total issued share capital of Engo;

y) Fully Paid: 100% of the Engo Shares are owned by the Seller and the Beneficial Sellers, are fully paid and no money is owing in respect of them;

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z) Capitalization.  As at the date of this Agreement, the issued capital of Engo consists solely of 100 fully paid ordinary shares in the capital of Engo, each of which is fully paid, and held in the name of the Seller in favour of, and beneficially for, the Beneficial Sellers;

aa) Enforceability.  This Agreement constitutes legal, valid and binding obligations of Engo, enforceable against it in accordance with its terms;

bb) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of any of Engo's constating documents, by-laws, or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

cc) Issued capital. No equity securities, debt securities or hybrid securities (including, options or other convertible securities) are on issue in Engo other than the Engo Shares;

dd) No right or option to subscribe: No person has any right or option to subscribe for or otherwise to acquire any further shares or other equity securities, debt securities or hybrid securities in Engo;

ee) No Options.  There are no options, warrants, or other rights, agreements, arrangements or commitments obligating Engo to issue, sell or deliver any shares or securities of Engo, or obligations of any kind convertible into or exchangeable for any shares or other securities of Engo;

ff) No other allotments: Engo is not under any obligation to allot any shares or other equity securities, debt securities or hybrid securities to any person or persons, or otherwise to alter the structure of any part of its unissued capital, and Engo is not under any obligation to give any option over any part of its unissued capital nor has Engo offered to do any of the matters stated in this sub-paragraph;

gg) Option Agreement.  The Option has been exercised by Engo, all conditions under the Option Agreement have been satisfied, OG has transferred 85% of the Shares to Engo, and Engo is currently the sole legal and beneficial owner of 85% of the Shares;

hh) No legal impediment: The execution, delivery and performance by Engo of this Agreement complies with:

i. each law, regulation, authorisation, ruling, judgement, order or decree of any government authority or regulatory body; and

ii. any security interest or document,

which is binding on Engo;

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ii) No event of insolvency: No event of insolvency has occurred in relation to Engo nor is there any act which has occurred, or any omission made, which may result in an event of insolvency occurring in relation to Engo;

jj) No act of bankruptcy: Engo has not committed an act of bankruptcy or attempted to make any composition or arrangement with its creditors or taken advantage of any legislation for the time being in force for insolvent debtors;

kk) No litigation: None of Engo or any of the directors of Engo are involved in any litigation, arbitration or administrative proceeding relating to actions, claims, disputes or otherwise in respect of Engo nor is any such litigation, arbitration or administrative proceeding pending or threatened and there is no dispute current, pending or threatened against Engo whatsoever;

ll) No claims remain unpaid: There are no claims made but unpaid under any existing or previous insurance policies held by Engo, there are no threatened or pending claims of such nature, and there are no events or circumstances which may give rise to any such claim;

mm) No failure to claim: Engo has not failed to give any notice or to present any claim with respect to its assets, undertaking or business under any existing insurance policy;

nn) Investigations: Engo is not the subject of any investigation by any government authority or regulatory body of any country nor is any such investigation pending or threatened;

oo) Compliance with laws and agreements: Engo is not in breach of any provision of any Applicable Laws or regulations or any contract or agreement to which it is a party to;

pp) Tax investigations: Engo is not subject of any investigation or audit by any tax office of any country or state nor is any such investigation or audit pending or threatened;

qq) Consistency: The execution, delivery and performance of this Agreement by Engo does not conflict with or result in a breach of any obligation (including, without limitation, any statutory, contractual or fiduciary obligation) or constitute or result in any default under any material provision of any agreement, deed, writ, order, injunction, judgment, law, rule or regulation to which Engo is a party to or is subject to or by which it is bound;

rr) Subsidiaries: Engo does not have any subsidiaries, other than a shareholding in the Company;

ss) Contracts: Engo is not party to any contract, instrument or other commitment;

tt) Liabilities: Engo does not have any liabilities of any nature whatsoever;

uu) Records properly kept: All books of accounts and other records of any kind of Engo:

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i. have been fully, properly and accurately maintained on a consistent basis and completed in accordance with prudent business and accounting practices and all Applicable Laws and regulations;

ii. have not had any material records or information removed from them;

iii. do not contain or reflect any material inaccuracies or discrepancies;

iv. give and reflect a true and fair view of the trading transactions and the financial and contractual position of Engo and of its assets and liabilities; and

v. are in the possession of Engo;

vv) Documents, filings and lodgements: Each document, filing or lodgement which is required by law to be delivered or made to any government authority or regulatory body (including, any tax office) by Engo has been duly delivered or made;

ww) Assets and property: Engo does not own any assets or property of any nature whatsoever, other than the Shares;

xx) No sums owing: No sums will be owing after the date of this Agreement by Engo to the Seller or any of the Beneficial Sellers or to any entity or person associated with or related to the Seller or any of the Beneficial Sellers;

yy) Capital Expenditure: There are no outstanding commitments of Engo for capital expenditure;

zz) No operations: Engo does not undertake, and has never undertaken, any activities or operations, and does not have any trading history;

aaa) No claims of directors, officers or employees: No claims or obligations exist in relation to any existing, proposed or previous directors, other officers or employees;

bbb) No power of attorney: There are no powers of attorney given by Engo in favour of any person which may come into force in relation to the business, assets or undertaking of Engo;

ccc) No Trust: Engo enters into and performs this Agreement on its own account and not as trustee for or nominee of any other person;

ddd) Material information: Any information known, or which should be known, by Engo, the Seller and/or the Beneficial Sellers concerning Engo, the Company and/or the License which might reasonably be regarded as material to a purchaser for value of the Engo Shares has been disclosed to the Buyer or its advisers in writing prior to the date of this Agreement and is true and accurate in all material respects; and

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eee) Financings: There are no:

i. financing arrangements entered into by or on behalf of Engo for the borrowing of money;

ii. debentures, bonds, notes or similar debt instruments issued by Engo;

iii. guarantees given by Engo, or to which Engo is otherwise subject;

iv. encumbrances over the assets or undertaking of Engo or its business or securities; or

v. financing arrangements that restrict the disposal of Engo or its assets or undertaking;

The Company

fff) Incorporation.  The Company is duly incorporated and validly existing under the laws of Namibia;

ggg) Authorization.  The Company has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company;

hhh) Enforceability.  This Agreement constitutes legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

iii) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of any of the Company's constating documents, by-laws, or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

jjj) Capitalization.  As at the date of this Agreement: (i) the authorized capital of the Company consists of N$4,000 comprised of 4,000 ordinary shares of one (1) Namibian Dollar each; and (ii) the issued and outstanding capital of the Company consists solely of 100 ordinary shares, each of which has been issued as fully paid and non-assessable;

kkk) Ownership of Shares.  Engo is the legal and beneficial owner of 85% of the Shares, free and clear of any liens, charges or encumbrances, and Joses Malakia Amakutuwa is the legal and benenfical owner of 15% of the Shares, free and clear of any liens, charges or encumbrances; and

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lll) No Options.  As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements or commitments obligating the Company to issue, sell or deliver any shares or securities of the Company, or obligations of any kind convertible into or exchangeable for any shares or other securities of the Company;

The License

mmm) Sole Owner.  The Company is the sole recorded and beneficial owner of the License and is in exclusive possession thereof;

nnn) No Encumbrances.  The License is free and clear of all liens, charges, encumbrances, royalties, commitments, or other third-party interests of any kind whatsoever;

ooo) Agreements or dealings: There are no agreements or dealings in respect of the License;

ppp) Taxes.  All taxes, rates and assessments owing on the License have been paid and discharged in full;

qqq) Good Standing.  The License is in good standing and is valid until February 12, 2026;

rrr) No Proceedings.  The Company is not a party to any judicial or administrative proceeding which could have an adverse effect on its ownership of the License;

sss) No Actions.  There are no pending or threatened actions, suits, claims or proceeding affecting the License; and

ttt) No Environmental Violations.  To the best of Company's knowledge, there have been no past material violations by the Company or any of its predecessors in title of any Environmental Laws affecting or pertaining to the License, nor any past creation of damage or threatened damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the License, and the Company has not received any inquiry from or notice of a pending investigation from any Government Authority or regulatory body or agency or of any administrative or judicial proceeding concerning the violation of any such Environmental Laws; and

No Broker

uuu) No Broker.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

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5.2 Representations and Warranties of the Buyer and Snow Lake.  The Buyer and Snow Lake jointly and severally represent and warrant to the Seller that, as of the date of this Agreement and as of each of the First Stage Completion Date and the Second Stage Completion Date:

The Buyer

a) Incorporation.  The Buyer is duly incorporated and validly existing under the laws of Delaware;

b) Authorization.  The Buyer has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Buyer;

c) Enforceability.  This Agreement constitutes legal, valid and binding obligations of the Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction; and

d) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of the Buyer's constating documents and by-laws or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained;

Snow Lake

e) Incorporation.  Snow Lake is duly incorporated and validly existing under the laws of Manitoba;

f) Authorization.  Snow Lake has the legal capacity, power and authority to execute and deliver and to perform its obligations under this Agreement and the execution of this Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Snow Lake;

g) Enforceability.  This Agreement constitutes legal, valid and binding obligations of Snow Lake, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

h) No Breach.  None of the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, does or will result in a breach or contravention of the Snow Lake's constating documents and by-laws or any of its licenses, permits, agreements or privileges pursuant to which consent is necessary or which has not been obtained; and

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i) Capitalization.  As at the date of this Agreement: (i) the authorized capital of Snow Lake consists of an unlimited number of common shares without par value; and (ii) the issued and outstanding capital of Snow Lake consists solely of 21,266,065 common shares, each of which has been issued as fully paid and non-assessable.

5.3 Indemnity of the Seller, the Beneficial Sellers and OG.  The Seller, the Beneficial Sellers and OG jointly and severally indemnify and hold harmless the Buyer and Snow Lake from and against all actions, claims, proceedings, suits, demands, liabilities, losses, damages, expenses and costs that may be directly or indirectly suffered, sustained or incurred by the Buyer and/or Snow Lake arising out of, in relation to or in connection with:

a) any of the Seller's Warranties being false, misleading or incorrect; or

b) any breach by the Seller, the Beneficial Sellers, OG, Engo and/or the Company of any of the covenants, representations, warranties or undertakings referred to or contained in this Agreement.

ARTICLE 6
COVENANTS OF THE SELLER ET AL.

6.1 Covenants of the Seller et al.  The Seller, the Beneficial Sellers, OG, Engo and the Company jointly and severally covenant with the Buyer and Snow Lake that, pending the First Stage Completion and the Second Stage Completion, each of Engo and the Company will not, and the Seller, the Beneficial Sellers and OG will procure that neither Engo nor the Company do not:

a) Conduct of Business.  Undertake or allow any material business change, and otherwise will carry on its respective business in the ordinary course in the way carried on immediately prior to the date of this Agreement;

b) Contracts.  Enter into any material contract or incur any material liability other than in the ordinary course of business;

c) Disposals.  dispose of the whole, or a substantial part, of its business or assets;

d) Material adverse effect.  Cause to occur, by act or omission, an event or series of events, whether related or not, which may have, from the perspective of the Buyer or Snow Lake, a material adverse effect on the business, assets or financial condition of the Company or Engo, or on the transactions contemplated by this Agreement;

e) Encumbrances.  Create or permit the creation of any charge, interest or encumbrance over the Company or Engo, or any of their respective assets;

f) License.  Sell, assign or dispose of any legal or beneficial interest in the License or the Engo Valley Uranium Project; or

g) Restrictions.  Do, or agree to do, any of the following:

 i) amend or alter it respective constating documents;

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 ii) modify the rights attached to any share capital;

iii) create any share capital;

iv) allot or issue, or agree to allot or issue, any shares or any other equity or debt securities or grant, or agree to grant, rights which confer on the holder any right to acquire any shares or any other securities of the Company or Engo or any other rights over the existing issued capital of the Company or Engo; or

v) effect any reorganization of its respective share capital or vary or reduce its capital structure;

vi) declare any dividends or distribute any assets; or

vii) resolve to be voluntarily dissolved, liquidated or would up.

6.2 Maintenance of License and Project.  The Seller, the Beneficial Sellers, OG, Engo and the Company jointly and severally covenant with the Buyer and Snow Lake that, pending the First Stage Completion and the Second Stage Completion, the Company will, and the Sellers, the Beneficial Sellers, OG and Engo will procure the Company to:

a) maintain the License and the Engo Valley Uranium Project in full force and keep the License and the Engo Valley Uranium Project in good standing and free from any liability to forfeiture or non-renewal under Applicable Laws and regulations;

b) meet all outgoings in respect of the License;

c) observe and perform all stipulations and conditions relating to the License (including, without limitation, expenditure conditions prescribed under Applicable Laws and regulations) and all statutory obligations relating to activities on the License;

d) not relinquish or surrender any portion of any of the area of the License;

e) not enter into any agreements or commitments in respect of the License or the Engo Valley Uranium Project, except with the written agreement of the Buyer; and

f) promptly pass to the Buyer any notices, correspondence or other documents received from any Government Authority or any regulatory body or agency or any third party in any way relating to, or affecting, the License.

6.3 No Dealings in Engo Shares.  The Seller and the Beneficial Sellers jointly and severally covenant with the Buyer and Snow Lake that on and from the date of this Agreement until the earlier of the Second Stage Completion occurring and the date this Agreement is terminated between the Parties, the Sellers and the Beneficial Sellers will not:

a) sell, assign, transfer or otherwise dispose of any legal, beneficial or economic interest in any of the Engo Shares;

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b) encumber, charge or grant a security interest over any of the Engo Shares or any legal, beneficial or economic interest in any of the Engo Shares;

c) grant any rights over any of the Engo Shares;

d) do, or omit to do, any act if the act or omission would have the effect of assigning, transferring or disposing of, whether directly or indirectly, effective ownership or control of, or any legal, beneficial or economic interest in, any of the Engo Shares; or

e) agree to do any of those things.

ARTICLE 7
CONDITIONS OF COMPLETION

7.1 Conditions of Completion for the Benefit of the Buyer.  The obligation of the Buyer to complete the purchase of the First Stage Engo Shares and the Second Stage Engo Shares under this Agreement is subject to the satisfaction of, or compliance with, on or before the First Stage Completion Date and the Second Stage Completion Date, as the case may be, each of the following conditions precedent, each of which is acknowledged to be inserted for the exclusive benefit of the Buyer and may be waived by it in whole or in part.

a) Truth of Representations and Warranties.  Each of the Seller's Warranties will be complete and accurate in all material respects at both the First Stage Completion Date and the Second Stage Completion Date with the same force and effect as if those representations and warranties were made at and as of that time;

b) Performance of Covenants by the Seller et al.  Each of the Seller, the Beneficial Sellers, OG, Engo and the Company will have duly performed all covenants and agreements herein agreed to be preformed or caused to be performed by each of them;

c) No Material Adverse Change - Company.  At both the First Stage Completion Date and the Second Stage Completion Date, there will have been no material adverse change in the business and affairs of the Company, in the opinion of the Buyer acting reasonably;

d) No Material Adverse Change - Engo.  At both the First Stage Completion Date and the Second Stage Completion Date, there will have been no material adverse change in the business and affairs of Engo, in the opinion of the Buyer acting reasonably;

e) No Actions or Proceedings.  At both the First Stage Completion Date and the Second Stage Completion Date, there will be no action or proceeding or threatened by any person, company, governmental authority, regulatory body or agency to enjoin or prohibit the purchase and sale of the First Stage Engo Shares and the Second Stage Engo Shares and the right of the Company to exercise its rights under the License;

f) Encumbrance. At both the First Stage Completion Date and the Second Stage Completion Date, the Engo Shares are free and clear of all charges, encumbrances, liens, security interests and any other third party rights whatsoever;

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g) License.  At both the First Stage Completion Date and the Second Stage Completion Date, the License will be in good standing; and

h) Receipt of Seller's Closing Documentation.  The Buyer will have received the closing deliverables of the Seller, the Beneficial Sellers, OG, Engo and the Company set forth in Section 8.1 or 8.4, as the case may be.

7.2 Conditions of Completion for the Benefit of the Seller and the Beneficial Sellers.  The obligation of the Seller and the Beneficial Sellers to complete the sale of the First Stage Engo Shares and the Second Stage Engo Shares under this Agreement is subject to the satisfaction of, or compliance with, on or before the First Stage Completion Date and the Second Stage Completion Date, as the case may be, each of the following conditions precedent, each of which is acknowledged to be inserted for the exclusive benefit of the Seller and Beneficial Sellers and may be waived by them in whole or in part.

a) Truth of Representations and Warranties.  Each of the Buyer's Warranties will be complete and accurate in all material respects at both the First Stage Completion Date and the Second Stage Completion Date with the same force and effect as if those representations and warranties were made at and as of that time;

b) Performance of Covenants of Buyer and Snow Lake.  Each of the Buyer and Snow Lake will have duly performed all covenants and agreements herein agreed to be preformed or caused to be performed by each of them; and

c) Receipt of Buyer's Closing Documentation.  The Seller will have received the closing deliverables of the Buyer and Snow Lake set forth in Section 8.2 or 8.5, as the case may be.

ARTICLE 8
COMPLETION PROCEDURES

8.1 Completion Procedures - First Stage - Seller et al.  On the First Stage Completion Date, and upon fulfillment or waiver of all the Seller's Conditions:

a) the Seller and the Beneficial Sellers, will table:

i) the original share certificates representing the First Stage Engo Shares and undated but otherwise duly completed and signed share transfer forms in respect of the First Stage Engo Shares duly signed by the Seller, but with the transferee particulars left blank for completion by the Buyer;

ii) confirmation from the Beneficial Sellers that they are selling 100% of their beneficial interest in the First Stage Engo Shares to the Buyer;

iii) receipt(s) for the share certificates representing the First Stage Share Consideration;

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iv) a certificate of the Seller and the Beneficial Sellers certifying as true and correct:

1) the Seller's Warranties are true and correct as of the First Stage Completion Date; and

2) there has been no material adverse change in the business and affairs of either the Company or Engo from the date of this Agreement to the First Stage Completion Date;

b) Engo will table:

i) a certificate of an officer of Engo attaching and certifying as true and correct:

1) copies of the constating documents of Engo;

2) the resolutions of the board of directors of Engo (in a form satisfactory to the Buyer) approving (amongst other things) this Agreement, the transfer of the First Stage Engo Shares to the Buyer, the cancellation of the existing share certificate(s) for the First Stage Engo Shares and the issue of a new share certificate for the First Stage Engo Shares in the name of the Buyer, the update of the register of members of Engo and the appointment as a director of Engo of that person nominated by the Buyer in writing to Engo prior to the First Stage Completion Date;

3) the Seller's Warranties are true and correct as of the First Stage Completion Date;

4) there has been no material adverse change in the business and affairs of either Engo or the Company from the date of this Agreement to the First Stage Completion Date; and

5) that Engo is duly incorporated and validly existing and registered under the laws of Australia;

c) OG will table:

i) receipt for payment of the First Stage Cash Consideration;

d) the Company will table:

i) a certificate of an officer of the Company attaching and certifying as true and correct:

1) copies of the constating documents of the Company;

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2) the resolutions of the board of directors of the Company (in a form satisfactory to the Buyer) approving (amongst other things) this Agreement and the appointment as a director of the Company of that person nominated by the Buyer in writing to the Company prior to the First Stage Completion Date;

3) the Seller's Warranties are true and correct as of the First Stage Completion Date;

4) there has been no material adverse change in the business and affairs of Company from the date of this Agreement to the First Stage Completion Date; and

5) a certificate of good standing for the Company as of a date not more than three (3) Business Days prior to the First Stage Completion Date.

8.2 Completion Procedures - First Stage - Buyer:  On the First Stage Completion Date, and upon fulfillment of all of the Buyer's Conditions, the Buyer and Snow Lake will table:

a) a copy of the confirmation of the wire transfer from Snow Lake to OG representing the First Stage Cash Consideration;

b) share certificates representing the First Installment, registered in accordance with the allocation set forth in Section 2.1 (b) (i).

8.3 Completion of Closing.  If every obligation under Sections 7.1 and 7.2 is complied with on the First Stage Completion Date, then the purchase and sale of the First Stage Engo Shares contemplated by this Agreement will be completed by:

a) delivery to the Buyer of all documents tabled under Section 8.1; and

b) delivery to the Seller and the Beneficial Sellers of all documents tabled under Section 8.2.

8.4 Completion Procedures - Second Stage - Seller et al.  On the Second Stage Completion Date, and upon fulfillment or waiver of all the Seller's Conditions:

a) the Seller and the Beneficial Sellers will table:

i) the original share certificates representing the Second Stage Engo Shares and undated but otherwise duly completed and signed share transfer forms in respect of the Second Stage Engo Shares duly signed by the Seller, but with the transferee particulars left blank for completion by the Buyer;

ii) confirmation from the Beneficial Sellers that they are selling 100% of their beneficial interest in the Second Stage Engo Shares to the Buyer;

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iii) a certificate of the Seller and the Beneficial Sellers certifying as true and correct:

1) the Seller's Warranties are true and correct as of the Second Stage Completion Date; and

2) there has been no material adverse change in the business and affairs of either the Company or Engo from the date of this Agreement to the Second Stage Completion Date;

b) Engo will table

i) a certificate of an officer of Engo attaching and certifying as true and correct:

1) the resolutions of the board of directors of Engo (in a form satisfactory to the Buyer) approving (amongst other things) this Agreement, the transfer of the Second Stage Engo Shares to the Buyer, the cancellation of the existing share certificate(s) for the Second Stage Engo Shares and the issue of a new share certificate for the Second Stage Engo Shares in the name of the Buyer, the update of the register of members of Engo, the appointment as directors and company secretary (and any other officers) of Engo of those persons nominated by the Buyer in writing to Engo prior to the Second Stage Completion Date, the acceptance of the resignations of the directors and company secretary (and any other officers) of Engo in the agreed form and the revocation of all existing authorities to operate bank accounts of Engo and the approval of the alteration of the signatories of each bank account of Engo in the manner required by the Buyer;

2) the written resignations of the directors and company secretary (and any other officers) of Engo with effect from the Second Stage Completion Date in the agreed form, confirming that they have no claim of any kind whatsoever against Engo;

3) the Seller's Warranties are true and correct as of the Second Stage Completion Date; and

4) there has been no material adverse change in the business and affairs of either Engo or the Company from the date of this Agreement to the Second Stage Completion Date; and

5) that Engo is duly incorporated and validly existing and registered under the laws of Australia; and

ii) all corporate and statutory books and records, minute books and registers of Engo, including the original certificate of incorporation (or a certified copy thereof), the corporate key issued by ASIC and all mining information relating to the License;

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c) the Company will table:

i) a certificate of an officer of the Company attaching and certifying as true and correct:

1) the resolutions of the board of directors of the Company (in a form satisfactory to the Buyer) approving (amongst other things) this Agreement, the appointment as directors and company secretary (and any other officers) of the Company of those persons nominated by the Buyer in writing to the Company prior to the Second Stage Completion Date, the acceptance of the resignations of the directors and company secretary (and any other officers) of the Company in the agreed form and the revocation of all existing authorities to operate bank accounts of the Company and the approval of the alteration of the signatories of each bank account of the Company in the manner required by the Buyer;

2) the written resignations of the directors and company secretary (and any other officers) of the Company with effect from the Second Stage Completion Date in the agreed form, confirming that they have no claim of any kind whatsoever against the Company;

3) the Seller's Warranties are true and correct as of the Second Stage Completion Date;

4)  there has been no material adverse change in the business and affairs of Company from the date of this Agreement to the Second Stage Completion Date; and

5) a certificate of good standing for the Company as of a date not more than three (3) Business Days prior to the Second Stage Completion Date.

8.5 Completion Procedures - Second Stage - Buyer:  On the Second Stage Completion Date, and upon fulfillment of all of the Buyer's Conditions, the Buyer and Snow Lake will table confirmation of the Second Stage Expenditures having been completed.

8.6 Completion of Closing.  If every obligation under Sections 7.1 and 7.2 is complied with on the Second Stage Completion Date, then the purchase and sale of the Second Stage Engo Shares contemplated by this Agreement will be completed by:

a) delivery to the Buyer of all documents tabled under Section 8.4; and

b) delivery to the Seller of all documents tabled under section 8.5.

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8.7 Completion Procedures - Payment of Second Installment of the First Stage Share Consideration.

a) the Second Installment will be issued to the Escrow Agent on the First Stage Completion Date;

b) subject always to the terms of the Escrow Agreement, the Second Installment (the "Escrow Deposit") shall be held by the Escrow Agent until June 30, 2025 and released to the Beneficial Sellers, in accordance with the allocation set forth in Section 2.1 (b) (ii), within 5 Business Days of the date Snow Lake receives an S-K 1300 compliant mineral resource estimate, and an S-K Report, on the Engo Valley Uranium Project, provided that such date is on or before June 30, 2025;

c) if Snow Lake has not received an S-K 1300 compliant mineral resource estimate, and an S-K Report, on the Engo Valley Uranium Project, on or before June 30, 2025, then the Escrow Deposit shall not be released by the Escrow Agent to the Beneficial Sellers and shall be released by the Escrow Agent to Snow Lake for cancellation, or as it otherwise directs;

d) if the Escrow Deposit is released to the Beneficial Sellers pursuant to Section 8.7 (b), Snow Lake is to deliver to the Beneficial Sellers, share certificates representing the Second Installment, registered in accordance with the allocation set forth in Section 2.1 (b) (ii); and

e) it is a condition to the issue of the Second Installment to the Escrow Agent that the Seller and the Beneficial Sellers deliver a duly executed Escrow Agreement to the Buyer.

8.8 Completion Procedures - Payment of Milestone Consideration.  If the Milestone Consideration becomes payable, then the Milestone Payment No. 1 and/or Milestone Payment No. 2, as the case may be, will be issued by Snow Lake to the Seller, or as directed by the Seller, no later than five Business Days after Snow Lake files the respective SK-1300 Report on EDGAR, and will be completed by Snow Lake delivering to the Seller, or as the Seller may direct, a share certificate(s) representing Milestone Payment No. 1 and/or Milestone Payment No. 2, as the case may be.

8.9 Title and risk. Title to and risk in:

a) the First Stage Engo Shares passes to the Buyer on (and subject to) First Stage Completion; and

b) the Second Stage Engo Shares passes to the Buyer on (and subject to) Second Stage Completion.

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ARTICLE 9
GENERAL,

9.1 Entire Agreement.  This Agreement, including the Schedules hereto, constitutes the entire agreement between the Parties.  This Agreement supersedes all prior agreements, discussions and negotiations between the Parties, including the Letter of Intent and the Amending Agreement.

9.2 Non-Waiver.  No waiver of any condition or other provisions, in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar), nor will such waiver constitute a continuing waiver unless otherwise expressly provided.

9.3 Expenses.  Except as otherwise provided in this Agreement, each of the Parties will pay their respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Engo Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred.

9.4 Notices.  Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") will be in writing and will be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

a) in the case of a Notice to the Seller, the Beneficial Sellers and/or Engo:

1/50 Ercildoune Street

Caulfield North, 3161, Victoria

Australia

Attention: Yehoshua Gestetner

Email: ShuieG@gmail.com

b) in the case of a Notice to OG

7963 Villa Nova Drive

Boca Raton, FL 33433

Attention: Aaron Meckler

Email: aaron@amukacapital.com

c) in the case of a Notice to the Company:

Namibia Minerals and Investment Holdings (Proprietary) Limited

ERF 4236, No. 1 Pasteurhof, Pasteur Street

Windhoek West, Namibia

Attention: Joses Malakia Amakutuwa

Email: jamalakia23@gmail.com

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d) in the case of a Notice to the Buyer and/or Snow Lake:

Snow Lake Resources Ltd.

360 Main Street, 30th Floor

Winnipeg, Manitoba, Canada R3C 0V1

Attention: Frank Wheatley

Email: fw@snowlakelithium.com

Any Notice delivered or transmitted to a Party as provided above will be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or, if such day is not a Business Day, then the Notice will be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 9.4.

9.5 Assignment.  No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Parties.

9.6 Enurement.  This Agreement enures to the benefit of and is binding upon the Parties and their respective successors.

9.7 Amendment.  No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

9.8 Further Assurances.  The Parties will, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the purchase and sale of the Engo Shares, and each Party will provide such further documents, instruments and conveyances required by any other Party as may be reasonably necessary or desirable to carry out the provisions of this Agreement and give effect to the purchase and sale of the Engo Shares, whether before or after the First Stage Completion or the Second Stage Completion, as the case may be.

9.9 Operation of Indemnities.  Each indemnity in this Agreement is a continuing obligation, separate and independent from the other obligations of the Parties, and survives termination, completion or expiration of this Agreement or this Agreement otherwise coming to an end.  It is not necessary for a Party to incur expense or to make any payment before enforcing a right of indemnity conferred by this Agreement.

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9.10 Execution and Delivery.  This Agreement may be executed and delivered by the Parties in counterparts and all such counterparts will together constitute one and the same agreement.

The Parties have executed this Agreement as of the date first written above.

NAMIBIA MINERALS AND INVESTMENT HOLDINGS (PROPRIETARY) LIMITED

By:
Name: Joses Malakia Amakutuwa

OG ACQUISITION 2 CORP.

By:
Name: Aaron Meckler

ENGO VALLEY PTY LTD (ACN 674 874 778) in accordance with section 127 of the Corporations Act 2001 (Cth)

By:
Name of sole director and company secretary: Yehoshua Gestetner

NACHAL G PTY LTD (ACN 660 435 736) in accordance with section 127 of the Corporations Act 2001 (Cth)

By:
Name of sole director and company secretary: Yehoshua Gestetner

YEHOSHUA GESTETNER

Name: Yehoshua Gestetner

AARON MECKLER

By:
Name: Aaron Meckler

(Page 1 of Signatures)

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JOSE MALAKIA AMAKUTUWA

By:
Name: Joses Malakia Amakutuwa

DENIS HAYES

By:
Name: Denis Hayes

ANDREW PHILLIPS

Name: Andrew Phillips

SNOW LAKE RESOURCES LTD.

By:
Name: Frank D. Wheatley
Title: Chief Executive Officer

SNOW LAKE (US) LTD.

By:
Name: Frank D. Wheatley
Title: Chief Executive Officer

(Page 2 of Signatures)

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Schedule A - Exclusive Prospecting License

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Schedule B - Escrow Agreement

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this "Escrow Agreement") is made as of July 31, 2024, by and among Snow Lake Resources Ltd. ("Snow Lake"), Nachal G Pty Ltd (the "Seller"), Aaron Meckler ("Meckler"), Joses Malakia Amakutuwa ("Amakutuwa"), Yehoshua Gestetner ("Gestetner"), Denis Hayes ("Hayes"), Andrew Phillips ("Phillips", and collectively with Meckler, Amakutuwa, Gestetner and Hayes the "Beneficial Sellers") and 10152300 Manitoba Ltd. (the "Escrow Agent"). Capitalized terms used in this Escrow Agreement and not otherwise defined herein shall have the meanings set forth in the Purchase Agreement (defined below).

WHEREAS, Snow Lake has entered into a share purchase agreement with the Seller, Beneficial Sellers and others (the "Purchase Agreement"), dated as of July 31, 2024, for the sale and purchase of 100% of the issued and outstanding ordinary shares of Engo Valley Pty Ltd;

AND WHEREAS, concurrently with the execution of this Escrow Agreement, Snow Lake has deposited 1,012,249 common shares of Snow Lake (the "Escrowed Shares"), registered in the name of Escrow Agent, into the custody of the Escrow Agent (the "Escrow Account"), to be held and distributed by the Escrow Agent for the benefit of Beneficial Sellers and Snow Lake in accordance with Sections 8.7 of the Purchase Agreement and the terms of this Escrow Agreement.  For the avoidance of doubt, the Beneficial Sellers shall benefit from all rights attaching or accruing to the Escrowed Shares whilst registered in the name of Escrow Agent, including the right to receive all dividends declared, made or paid after the date of the Escrow Agreement, the right to vote and rights on liquidation;

AND WHEREAS, the Purchase Agreement provides that the Escrowed Shares shall be held by the Escrow Agent for the purpose of satisfying the obligation of the Seller and Beneficial Sellers to Snow Lake pursuant to the Purchase Agreement as provided for therein;

AND WHEREAS, the Purchase Agreement provides that subject to Section 8.7 of the Purchase Agreement, the Escrow Agent shall release the Escrowed Shares to the Beneficial Sellers no later than five Business Days after Snow Lake files the SK-1300 Report referred to in Section 8.7(b) of the Purchase Agreement on EDGAR provided that such date is on or before June 30, 2025 (the "Release Date");

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

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ARTICLE I

TERMS OF THE ESCROW

1.1 The parties hereby agree to the establishment of the Escrow Account with the Escrow Agent, and the Escrow Agent agrees to hold the Escrowed Shares in the Escrow Account in accordance with the terms of the Purchase Agreement and this Escrow Agreement.

1.2 No later than five Business Days following the Release Date, the Escrow Agent shall release and deliver to the Beneficial Sellers the Escrowed Shares in the Escrow Account.

1.3 If Snow Lake has not received an S-K 1300 compliant mineral resource estimate, and an S-K Report, on the Engo Valley Uranium Project, on or before June 30, 2025 (being the "Expiry Date"), then the Escrowed Shares in the Escrow Account shall not be released by the Escrow Agent to the Beneficial Sellers and shall be released by the Escrow Agent to Snow Lake for cancellation, or as it otherwise directs.

1.4 The Escrow Agent shall receive a fee of $2,500 from Snow Lake for acting as Escrow Agent. Other than such fee, the Escrow Agent shall not be entitled to any fee for acting in such capacity. In the event that the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated by Snow Lake for such services and reimbursed by Snow Lake for all costs and expenses, including reasonable attorneys' fees and expenses, occasioned by any such delay, controversy, litigation or event.

1.5 Upon release or return of the Escrowed Shares pursuant to the terms hereunder, the Escrow Agent shall be relieved of further obligations and released from all liability under this Escrow Agreement.

1.6 The Seller and the Beneficial Sellers acknowledges that the principal of the Escrow Agent is acting as counsel for Snow Lake in connection with the Purchase Agreement and the Seller and the Beneficial Sellers hereby waive any conflict of interest or breach of any duty relating to the Escrow Agent acting in such capacity. The Seller and the Beneficial Sellers confirm that they have had the opportunity to consult with independent counsel regarding this Escrow Agreement.

ARTICLE II

MISCELLANEOUS

2.1 No waiver or any breach of any covenant or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision herein contained.  No extension of time for performance of any obligation or act shall be deemed an extension of the time for performance of any other obligation or act.

2.2 Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing to the following addresses (or such other address as may be notified by one party to the others from time to time) and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile prior to 5:30 p.m. (Eastern Time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile on a day that is not a Business Day or later than 5:30 p.m. (Eastern Time) on any Business Day, (c) the 2nd Business Day following the date of mailing, if sent by an internationally recognized courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  As used herein, "Business Day" shall mean any day other than Saturday, Sunday or other day on which commercial banks in the City of Winnipeg are authorized or required by law to remain closed:

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2.2.1 in the case of a Notice to the Seller or the Beneficial Sellers:

1/50 Ercildoune Street

Caulfield North, 3161, Victoria

Australia

Attention: Yehoshua Gestetner

Email: ShuieG@gmail.com

2.2.2 in the case of a Notice to Snow Lake:

Snow Lake Resources Ltd.

360 Main Street, 30th Floor

Winnipeg, Manitoba, Canada R3C 0V1

Attention: Frank Wheatley

Email: fw@snowlakelithium.com

2.2.3 in the case of a Notice to the Escrow Agent:

10152300 Manitoba Ltd

360 Main Street, 30th Floor

Winnipeg, Manitoba, Canada R3C 0V1

Attention: Shimmy Posen

Email: sposen@garfinkle.com

2.3 This Escrow Agreement shall be binding upon and shall inure to the benefit of the permitted successors and permitted assigns of the parties hereto.

2.4 This Escrow Agreement is the final expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto. This Escrow Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the parties to be charged or by its agent duly authorized in writing or as otherwise expressly permitted herein (and no party shall be deemed as agent of the other).

2.5 Whenever required by the context of this Escrow Agreement, the singular shall include the plural and masculine shall include the feminine. This Escrow Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if all parties had prepared the same.

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2.6 The parties hereto expressly agree that this Escrow Agreement shall be governed by, interpreted under and construed and enforced in accordance with the laws of the Province of Manitoba. Any action to enforce, arising out of, or relating in any way to, any provisions of this Escrow Agreement shall only be brought in the Province of Manitoba.

2.7 The Escrow Agent's duties hereunder may be altered, amended, modified or revoked only by a writing signed by the parties hereto.

2.8 The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by the Escrow Agent to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be personally liable for any act the Escrow Agent may do or omit to do hereunder as the Escrow Agent while acting in good faith and in the absence of gross negligence, fraud and willful misconduct.

2.9 The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree, the Escrow Agent shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

2.10 The Escrow Agent shall not be liable in any respect on account of the identity, authorization or rights of the parties executing or delivering or purporting to execute or deliver any documents or papers deposited or called for hereunder in the absence of gross negligence, fraud and willful misconduct.

2.11 The Escrow Agent shall be entitled to employ such legal counsel and other experts as the Escrow Agent may deem necessary properly to advise the Escrow Agent in connection with the Escrow Agent's duties hereunder, may rely upon the advice of such counsel, and may pay such counsel reasonable compensation; provided that the costs of such compensation shall be borne by the Snow Lake.

2.12 The Escrow Agent's responsibilities as escrow agent hereunder shall terminate if the Escrow Agent shall resign by giving written notice to the Beneficial Sellers and Snow Lake at least thirty (30) days in advance of such resignation. Notwithstanding anything to the contrary in the foregoing, the Escrow Agent or any successor escrow agent shall continue to act as Escrow Agent until a successor is approved and qualified to act as Escrow Agent. In the event of any such resignation, Snow Lake shall appoint a successor escrow agent (at the sole cost of Snow Lake), subject to consent of the Beneficial Sellers, such consent not to be unreasonably withheld, and the Escrow Agent shall deliver to such successor escrow agent any Escrowed Shares held by the Escrow Agent. Upon delivery of the Escrowed Shares to a successor escrow agent in accordance with this Section 2.14, the Escrow Agent shall thereafter be discharged from any further obligations hereunder, and all power, authority, duties and obligations of the Escrow Agent shall apply to any successor agent.

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2.13 If the Escrow Agent reasonably requires other or further instruments in connection with this Escrow Agreement or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments (at the sole cost of Snow Lake).

2.14 Save as otherwise provided for in this Escrow Agreement and the Purchase Agreement, it is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the documents (if any) or the Escrowed Shares held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed in the Escrow Agent's sole discretion (i) to retain in the Escrow Agent's possession without liability to anyone all or any part of said documents or the Escrowed Shares until such disputes shall have been settled either by mutual written agreement of the parties concerned by a final order, decree or judgment or a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but the Escrow Agent shall be under no duty whatsoever to institute or defend any such proceedings or (ii) to deliver the Escrowed Shares and any other property and documents held by the Escrow Agent hereunder to a provincial or Federal court having competent subject matter jurisdiction and located in the City of Manitoba in accordance with the applicable procedure therefore.

2.15 Snow Lake agrees to defend, indemnify and hold harmless the Escrow Agent and each of the Escrow Agent's officers, directors, agents and employees (the "Indemnified Parties") from and against any and all losses, liabilities, claims made by any Party or any other person or entity, damages, expenses and costs (including, without limitation, attorneys' fees and expenses) of every nature whatsoever (collectively, "Losses") which any such Indemnified Party may incur and which arise directly or indirectly from this Escrow Agreement or which arise directly or indirectly by virtue of the Escrow Agent's undertaking to serve as the Escrow Agent hereunder; provided, however, that no Indemnified Party shall be entitled to indemnity with respect to Losses that have been finally adjudicated by a court of competent jurisdiction to have been directly caused by such Indemnified Party's gross negligence or willful misconduct. In no event shall the indemnity from Snow Lake exceed the value of the Escrowed Shares. The provisions of this section shall survive the termination of this Escrow Agreement and any resignation or removal of the Escrow Agent.

2.16 This Escrow Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be on and the same agreement.  A signed copy of this Escrow Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Escrow Agreement.

2.17 References to the Escrow Agent, Snow Lake and/or the Beneficial Sellers in this Escrow Agreement shall include their successors in title and permitted assigns.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of date first written above.

SNOW LAKE RESOURCES LTD.

By:
Name: Frank D. Wheatley
Title: Chief Executive Officer

YEHOSHUA GESTETNER

Name: Yehoshua Gestetner

AARON MECKLER

By:
Name: Aaron Meckler

JOSES MALAKIA AMAKUTUWA

By:
Name: Joses Malakia Amakutuwa

DENIS HAYES

By:
Name: Denis Hayes

ANDREW PHILLIPS

Name: Andrew Phillips

10152300 MANITOBA LTD.

By:
Name: Shimmy Posen
Title: President

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of date first written above.

SNOW LAKE RESOURCES LTD.

By:
Name: Frank D. Wheatley
Title: Chief Executive Officer

YEHOSHUA GESTETNER

Name: Yehoshua Gestetner

AARON MECKLER

By:
Name: Aaron Meckler

JOSES MALAKIA AMAKUTUWA

By:
Name: Joses Malakia Amakutuwa

DENIS HAYES

By:
Name: Denis Hayes

ANDREW PHILLIPS

Name: Andrew Phillips

10152300 MANITOBA LTD.

By:
Name: Shimmy Posen
Title: President